Mail Stop 3720

May 21, 2007

Dr. Klaus Kleinfeld
President and Chief Executive Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

Re: **Siemens Altiengesellschaft**
Form 20-F for Fiscal Year Ended September 30, 2006
Filed December 11, 2006
File No. 1-5174

Dear Dr. Kleinfeld:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Financial Statements
2. Summary of significant accounting policies

We note your disclosure on page F-15 and in Note 32 concerning the investigations of the Company's activities and the related misstatements in your previously reported income tax expense amounts. We understand management has concluded that these error amounts, and your correction of them, were not material to the 2006 financial statements or to beginning shareholders' equity as of October 1, 2003. Given that the misstatements were recorded to conceal unlawful conduct and were intentional, it is unclear why restatement of all affected periods is not appropriate. Please advise us and include in your response an explanation of your consideration of the guidance found in SAB 99.

3. Acquisitions, dispositions and discontinued operations
b) Dispositions (including assets and liabilities held for disposal), page F-23

We note Siemens expects to realize a gain on the carrier-related operations/NSN exchange transaction. In light of the fact that you apparently will be receiving an economic interest in NSN and not cash, explain to us your basis in GAAP for recognizing a gain in your financial statements. Refer to the statements regarding joint ventures made by the SEC Observer in paragraphs 8 and 10 of EITF 01-2.

We note that the assets and liabilities of the carrier-related operations are classified as held disposal in your consolidated balance sheet and that they are measured at the lower of their carrying amount or fair value less cost to sell.   Describe for us your consideration of how this disposition will meet the criteria of paragraph 42 of SFAS 144 given that you expect to maintain significant influence over your investment in NSN and enjoy benefits from the cash flows from these carrier-related operations.

See the second paragraph of page F-24 and tell us how your planned sale of your enterprise-related operations meets the conditions of paragraphs 30d and 31 of SFAS 144 in light of the uncertainties surrounding the ongoing investigations of your Communications operations group.

32. Subsequent Events

With respect to each of the disclosed investigations of the Company and its current and former employees, please quantify for readers the amount of losses accrued and provide the additional information called for in paragraph 10 of SFAS No 5. Also, with respect to each contingent loss please explain to us how your accounting is in compliance with the guidance in SFAS No 5 and FIN 14. Include in your explanation your consideration of any information or evidence that became known subsequent to your balance sheet date with respect to contingent losses existing at year-end.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director